Exhibit 99.1

PRESS RELEASE
Aspen Announces Pricing of Upsized Initial Public Offering
Hamilton, Bermuda, May 7, 2025 — Aspen Insurance Holdings Limited (“Aspen”) announced today the pricing of its upsized initial public offering (“IPO”) of 13,250,000 of its Class A ordinary shares, par value $0.001 per share (“ordinary shares”), at a price to the public of $30.00 per ordinary share. The ordinary shares are being offered by certain entities managed by affiliates of Apollo Global Management, Inc. (the “selling shareholders”). In connection with the offering, the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,987,500 ordinary shares. The ordinary shares are expected to begin trading on the New York Stock Exchange under the ticker symbol “AHL” on May 8, 2025, and the offering is expected to close on May 9, 2025, subject to the satisfaction of customary closing conditions.
Goldman Sachs & Co. LLC, Citigroup and Jefferies are acting as lead book-running managers for the offering. Apollo Global Securities, BMO Capital Markets, Deutsche Bank Securities, Morgan Stanley, RBC Capital Markets, Wells Fargo Securities, Citizens Capital Markets, Dowling & Partners Securities, LLC, Natixis, Piper Sandler & Co. and Raymond James are acting as book-running managers for the offering. Academy Securities and Siebert Williams Shank are acting as co-managers for the offering.
The offering of Aspen’s ordinary shares is being made only by means of a prospectus. When available, copies of the final prospectus relating to the offering may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the final prospectus may be obtained from: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-800-831-9146; and Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com.
A registration statement on Form F-1 relating to the ordinary shares was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2025. This press release does not constitute an offer to sell or the solicitation of an offer to buy ordinary shares, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state or jurisdiction.
Cautionary Statement Regarding Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as

amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to Aspen’s IPO. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. Aspen’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to uncertainties related to market conditions and the SEC’s review process, and other factors relating to Aspen’s business described in the section entitled “Risk Factors” in the registration statement on Form F-1 filed with the SEC. The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.
Media Contact
Jo Scott
Head of Corporate Communications
Jo.Scott@aspen.co
+44 7843 060406